UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 22, 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; and

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019;

Item 1 — Information Contained in this Form 6-K Report

New Subsidiary Guarantors to the 2025 Notes

Eleventh Supplemental Indenture Relating to the 2025 Notes

The 5.50% Senior Notes due 2025 (the “2025 Notes”), which are senior obligations of Seaspan Corporation (the “Company”), were issued under an Indenture, dated October 10, 2017 (the “Base Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by (i) a second supplemental indenture (the “Second Supplemental Indenture”), dated February 14, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (ii) a third supplemental indenture (the “Third Supplemental Indenture”), dated as of February 22, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (iii) a fourth supplemental indenture (the “Fourth Supplemental Indenture”), dated as of March 22, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (iv) a fifth supplemental indenture (the “Fifth Supplemental Indenture”), dated as of March 26, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (v) a sixth supplemental indenture (the “Sixth Supplemental Indenture”), dated as of March 26, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (vi) a seventh supplemental indenture (the “Seventh

Supplemental Indenture”), dated as of June 8, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee, (vii) an eighth supplemental indenture (the “Eighth Supplemental Indenture”), dated as of July 16, 2018, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee and (viii) a tenth supplemental indenture (the “Tenth Supplemental Indenture” and, together with the Base Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seventh Supplemental Indenture and the Eighth Supplemental Indenture, the “2025 Indenture”), dated as of January 15, 2019, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee.

Section 4.02 of the Fourth Supplemental Indenture provides, among other things, that if one of the subsidiaries specified in a schedule therein is able to provide a guarantee of the Company’s obligations under the 2025 Indenture without breaching an existing obligation, the Company shall cause such subsidiary to execute a supplemental indenture pursuant to which it will become a “Guarantor” (as defined therein) of the 2025 Notes.

In connection with their obligations under Section 4.02 to become a “Guarantor” of the 2025 Notes, GC Intermodal II, Ltd., GC Intermodal III, Ltd., GC Intermodal XII, Ltd. and GC Intermodal XIV, Ltd., each a corporation duly organized and existing under the laws of the Republic of the Marshall Islands with limited liability (collectively, the “New Subsidiary Guarantors”), entered into an eleventh supplemental indenture (the “Eleventh Supplemental Indenture”), dated August 22, 2019, among the Company, the subsidiary guarantors specified therein (including the New Subsidiary Guarantors) and the Trustee, pursuant to which each of the New Subsidiary Guarantors became a “Guarantor” with respect to the 2025 Notes and guaranteed the 2025 Notes.

The Eleventh Supplemental Indenture is filed as Exhibit 4.11 to this Report on Form 6-K and is incorporated herein by reference. The description of the Eleventh Supplemental Indenture in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Eleventh Supplemental Indenture.

New Subsidiary Guarantors to the 2026 Notes

Twelfth Supplemental Indenture Relating to the 2026 Notes

The 5.50% Senior Notes due 2026 (the “2026 Notes”), which are senior obligations of the Company, were issued under the Base Indenture, as amended and supplemented by a ninth supplemental indenture (the “Ninth Supplemental Indenture” and, together with the Base Indenture, the “2026 Indenture”), dated as of January 15, 2019, among the Company, the subsidiary guarantors of the Company specified therein and the Trustee.

Section 5.08(e) of the Ninth Supplemental Indenture provides, among other things, that if one of the subsidiaries specified in a schedule therein is able to provide a guarantee of the Company’s obligations under the 2026 Indenture without breaching an existing obligation, the Company shall cause such subsidiary to execute a supplemental indenture pursuant to which it will become a “Guarantor” (as defined therein) of the 2026 Notes.

In connection with their obligations under Section 5.08(e) to become a “Guarantor” of the 2026 Notes, each of the New Subsidiary Guarantors entered into a twelfth supplemental indenture (the “Twelfth Supplemental Indenture”), dated August 22, 2019, among the Company, the subsidiary guarantors specified therein (including the New Subsidiary Guarantors) and the Trustee, pursuant to which each of the New Subsidiary Guarantors became a “Guarantor” with respect to the 2026 Notes and guaranteed the 2026 Notes.

The Twelfth Supplemental Indenture is filed as Exhibit 4.12 to this Report on Form 6-K and is incorporated herein by reference. The description of the Twelfth Supplemental Indenture in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Twelfth Supplemental Indenture.

Exhibit Index

Exhibit No.	Description

4.1	Indenture, dated as of October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on October 12, 2017).

4.2	Second Supplemental Indenture, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 14, 2018).

4.3	Third Supplemental Indenture, dated as of February 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 22, 2018).

4.4	Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.5	Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.6	Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on March 30, 2018).

4.7	Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on June 11, 2018).

4.8	Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on July 16, 2018).

4.9	Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on January 17, 2019).

4.10	Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on January 17, 2019).

4.11	Eleventh Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

4.12	Twelfth Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 22, 2019	By:	/s/ Bing Chen
Bing Chen
President and Chief Executive Officer